UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

GTT Communications, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

362393100

(CUSIP Number)

Spruce House Investment Management LLC

435 Hudson Street, Suite 804

New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Spruce House Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,875,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 28.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

[1]

Based on an aggregate of 56,650,772 outstanding shares of common stock as of November 8, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Spruce House Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,875,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 28.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

Based on an aggregate of 56,650,772 outstanding shares of common stock as of November 8, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. The Spruce House Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,875,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 28.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

Based on an aggregate of 56,650,772 outstanding shares of common stock as of November 8, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. The Spruce House Partnership (AI) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,875,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 28.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

Based on an aggregate of 56,650,772 outstanding shares of common stock as of November 8, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. The Spruce House Partnership (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,875,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 28.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

Based on an aggregate of 56,650,772 outstanding shares of common stock as of November 8, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Zachary Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,875,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 28.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

[1]

Based on an aggregate of 56,650,772 outstanding shares of common stock as of November 8, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Benjamin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,709
	8	SHARED VOTING POWER 15,875,000
	9	SOLE DISPOSITIVE POWER 12,709
	10	SHARED DISPOSITIVE POWER 15,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,887,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 28.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

[1]

Based on an aggregate of 56,650,772 outstanding shares of common stock as of November 8, 2019 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

AMENDMENT NO. 7 TO SCHEDULE 13D

This amendment to Schedule 13D is being filed by Spruce House Investment Management LLC (the “Investment Manager”), Spruce House Capital LLC (the “General Partner”), The Spruce House Partnership LLC (the “Fund”), The Spruce House Partnership (AI) LP and The Spruce House Partnership (QP) LP (together, the “Fund Members”), Zachary Sternberg and Benjamin Stein (the “Managing Members”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on December 26, 2018, as amended by Amendment No. 1 filed on January 27, 2019, Amendment No. 2 filed on April 22, 2019, Amendment No. 3 filed on August 15, 2019, Amendment No. 4 filed on November 29, 2019, Amendment No. 5 filed on December 4, 2019 and Amendment No. 6 filed on December 16, 2019, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 7. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Except as specifically amended by this Amendment No. 7, the Schedule is unchanged.

Item 2	Identity and Background

The disclosure in Item 2 is hereby amended and restated in its entirety as follows:

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

a) This Schedule 13D is filed by:

(i)	Spruce House Investment Management LLC, a Delaware limited liability company;

(ii)	Spruce House Capital LLC, a Delaware limited liability company;

(iii)	The Spruce House Partnership (AI) LP, a Delaware limited partnership;

(iv)	The Spruce House Partnership (QP) LP, a Delaware limited partnership;

(v)	The Spruce House Partnership LLC, a Delaware limited liability company;

(vi)	Zachary Sternberg; and

(vii)	Benjamin Stein.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

b) The business address of the Reporting Persons is 435 Hudson Street, Suite 804, New York, New York 10014.

c) The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows: the Investment Manager is the investment adviser to each of the Fund Members, each of which is an investment limited partnership. The Fund Members are the members of the Fund. The General Partner is the general partner of the Fund Members. Messrs. Sternberg and Stein are the managers of each of the Investment Manager and the General Partner.

d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3	Source and Amount of Funds or Other Considerations

The disclosure in Item 3 is hereby amended to add the following to the end thereof:

On January 1, 2020, in connection with an internal reorganization, all of the shares of Common Stock that were previously held in the account of The Spruce House Partnership (AI) LP (f/k/a The Spruce House Partnership LP) were contributed to the account of The Spruce House Partnership LLC, a direct subsidiary of The Spruce House Partnership (AI) LP.

On December 31, 2019, Benjamin Stein was granted 1,542 shares of restricted stock pursuant to the Issuer’s Stock Compensation Plan. The shares vested in whole upon grant.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended to add the following to the end thereof:

On February 25, 2020 the Company announced that it amended its bylaws to increase the size of its Board from ten to eleven directors. The Company also announced that it intends to nominate Zachary Sternberg, a representative of the Fund and a Reporting Person, for election to its Board at its 2020 annual meeting of stockholders to fill the newly created vacancy.

On January 1, 2020, in connection with an internal reorganization, all of the shares of Common Stock that were previously held in the account of The Spruce House Partnership (AI) LP (f/k/a The Spruce House Partnership LP) were contributed to the account of The Spruce House Partnership LLC, a direct subsidiary of The Spruce House Partnership (AI) LP.

On December 31, 2019, Benjamin Stein was granted 1,542 shares of restricted stock pursuant to the Issuer’s Stock Compensation Plan. The shares vested in whole upon grant.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

15,875,000 shares of Common Stock are held in the account of the Fund, a private investment fund managed by the Investment Manager, and may be deemed to be beneficially owned by the Fund Members, the Investment Manager, the General Partner and by the Managing Members. Each of the Fund Members, the Investment Manager, the General Partner, and the Managing Members expressly disclaims beneficial ownership of the shares held by the Fund.

Benjamin Stein may be deemed to beneficially own 15,887,709 shares of Common Stock, including 12,709 shares of restricted stock. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or direct the disposition of 12,709 shares of Common Stock, including 12,709 shares of restricted stock and (b) the shared power to vote or direct the vote of and to dispose of or direct the disposition of 15,875,000 shares of Common Stock held by the Fund. He disclaims beneficial ownership of 15,875,000 shares of Common Stock held by the Fund, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The disclosure in Item 5(c) of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On January 1, 2020, in connection with an internal reorganization, all of the shares of Common Stock that were previously held in the account of The Spruce House Partnership (AI) LP (f/k/a The Spruce House Partnership LP) were contributed to the account of The Spruce House Partnership LLC, a direct subsidiary of The Spruce House Partnership (AI) LP.

On December 31, 2019, Benjamin Stein was granted 1,542 shares of restricted stock pursuant to the Issuer’s Stock Compensation Plan. The shares vested in whole upon grant.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.4.7	Joint Filing Agreement, dated as of February 26, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2020

Spruce House Investment Management LLC

By: /s/ Thomas Walker

Name:	Thomas Walker
Title:	Authorized Person

Spruce House Capital LLC

By: /s/ Thomas Walker

Name:	Thomas Walker
Title:	Authorized Person

The Spruce House Partnership LLC

By: /s/ Thomas Walker

Name:	Thomas Walker

Title:	Authorized Person

The Spruce House Partnership (AI) LP

By:	Spruce House Capital LLC

Its general partner

By: /s/ Thomas Walker

Name:	Thomas Walker

Title:	Authorized Person

The Spruce House Partnership (QP) LP

By:	Spruce House Capital LLC
Its general partner

By: /s/ Thomas Walker

Name:	Thomas Walker
Title:	Authorized Person

Zachary Sternberg

/s/ Thomas Walker
(Attorney-in-fact)

Benjamin Stein

/s/ Thomas Walker
(Attorney-in-fact)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).